Mail Stop 3561

October 22, 2007

Mr. Wesley S. McDonald
Chief Financial Officer
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

> **Re: Kohl's Corporation**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed March 23, 2007**
> **Forms 10-Q for Fiscal Quarters Ended May 5, 2007**
> **and August 4, 2007**
> **Filed June 8, 2007 and September 7, 2007**
> **Response Letter Dated September 10, 2007**
> **File No. 1-11084**

Dear Mr. McDonald:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        William Choi
                                        Branch Chief